Exhibit (e)(29)
As part of the agreement that Avocent entered into with Emerson Electric Co., all outstanding performance shares of Avocent stock will be fully earned at the maximum levels, fully vested and cancelled at the closing of the acquisition. These performance shares will then be automatically cashed out upon closing of the acquisition transaction at the tender offer price of $25.00 per share. Proceeds of the sale will be paid to you through the payroll system, minus any applicable taxes, as soon as possible after closing.
If your performance shares are scheduled to be earned based on a performance period still in progress, they will be considered fully vested and earned at maximum levels at the acquisition closing for purposes of cash payment to you for those associated performance shares.
EXAMPLE: Suppose you have performance shares that may be earned by achieving certain goals by December 31, 2009, but these goals are not met. Even if the acquisition does not close until January 5, 2010, as long as you are still employed with Avocent, your performance shares will be considered earned and vested as if you had met the performance goals at their maximum achievement levels.

Frequently Asked Questions
Q: What is a tender offer?
A: A tender offer is a offer made to shareholders of record to buy their shares at a specific price during a specific period of time. Emerson Electric’s cash tender offer will be for $25.00 per share.
Q: If my performance shares have already vested, can I sell them on the open market now?
A: Yes. You may sell your performance shares as you normally would until the day of the closing of the acquisition transaction when they will be cancelled. Employees on the blackout list are subject to the usual trading restrictions during the blackout period. All employees subject to blackout period restrictions have been notified and will be notified again when the blackout period has ended and they are free to trade.
Q: What if I have performance share that I have earned but have not yet vested? Or if I have unearned outstanding performance shares?
A: You will receive a cash payment for these performance shares as if you had fully vested and earned them at the maximum levels.
Q: What will happen to my outstanding performance shares if I am no longer employed by Avocent when the acquisition closes?
A: Any unvested performance shares will be forfeited upon your termination of service with Avocent, unless you have an agreement with Avocent that provides otherwise.
Q: Who do I contact with additional questions about my performance shares?
A: Please contact Avocent’s Equity Administrator, Katherine Baker.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
The tender offer for the outstanding shares of Avocent Corporation (the “Company”) described herein commenced on October 15, 2009. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Emerson’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell are being made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which was filed with the U.S. Securities and Exchange Commission (“SEC”) by Globe Acquisition Corporation, a wholly owned subsidiary of Emerson on October 15, 2009. In addition, on October 15, 2009, the Company filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. The Company’s stockholders are advised to read these documents, any amendments to these documents, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Emerson’s tender offer because they contain important information, including the terms and conditions of the offer. The Company’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (256) 261-6482.

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